EXHIBIT 99.2

Press release dated April 28, 2014 Suncor Energy declares dividend

News Release

FOR IMMEDIATE RELEASE

Suncor Energy declares dividend

(All financial figures are in Canadian dollars.)

Edmonton, Alberta (April 28, 2014) – Suncor Energy’s Board of Directors has approved a quarterly dividend of $0.23 per share on its common shares, payable June 25, 2014 to shareholders of record at the close of business on June 4, 2014.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com